

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 23 AUGUST 2006 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 ON 1 SEPTEMBER 2006.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2006 in Malaysia on 23 August 2006. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2006 in Malaysia on 23 August 2006. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Three Months Ended		Six Months Ended	
	30.6.2006 *RM'000*	30.6.2005 *RM'000* (Restated)#	30.6.2006 *RM'000*	30.6.2005 *RM'000* (Restated)#
Revenue	**70,727**	**62,795**	**150,038**	**130,463**
Operating profit before exceptional item	7,499	8,304	25,319	18,133
Exceptional item	–	12,191	–	12,191
Operating profit after exceptional item	7,499	20,495	25,319	30,324
Interest expense	(1,551)	(1,570)	(3,051)	(3,180)
Interest income	38	83	65	100
Share of results of associates	(1,519)	(903)	(2,172)	(1,101)
Profit before taxation	**4,467**	**18,105**	**20,161**	**26,143**
Taxation	(2,480)	(1,870)	(6,754)	(4,602)
Profit for the period	**1,987**	**16,235**	**13,407**	**21,541**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**1,130**	**16,199**	**11,078**	**20,815**
Minority Interests	857	36	2,329	726
	1,987	**16,235**	**13,407**	**21,541**
Basic Earnings per Ordinary Share (sen)	0.26	3.68	2.52	4.73
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

\# *Certain figures in 2005 have been restated for comparative purposes in accordance with the new and revised Financial Reporting Standards adopted by the SHMB Group with effect from 1 January 2006.*

NA – not applicable

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 28% in respect of the financial year ending 31 December 2006 (2005 interim dividend: 3 sen or 3% per ordinary share less tax at 28%) to be paid to the shareholders of SHMB on Friday, 17 November 2006.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

THE CHANGE OF ACCOUNTING POLICIES OF THE SHMB GROUP WOULD NOT HAVE ANY MATERIAL IMPACT ON SA'S FINANCIAL RESULTS IN 2006 AS SA HAS ALREADY ADOPTED THE NEW ACCOUNTING POLICIES IN THE FINANCIAL YEAR ENDED 31 DECEMBER 2005.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHMB IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 23 August 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*

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